                                                                  EXHIBIT 11.1

                         Earnings per Share Computation
                       Nine Months ended December 31, 1999
                           (Pro Forma, Unaudited) (1)



                                                Income           Shares        Per Share
                                             -----------       ----------     -----------
Net Income                                   $(2,760,874)

Net Income Available
  To Common Stockholders                     $(2,760,874)      11,469,018     $      (.24)

Effect of Dilutive Securities                         --               --

Net Income Available to
  Common Stockholders
  Assuming Conversions                       $(2,760,874)      11,469,018     $      (.24)

     (1) The information provided above gives effect to the acquisitions of Occidental Mortgage Corporation and Residential Lenders, Inc., and the disposition of The GM Group, Inc. as if they were effective April 1, 1999.

As of December 31, 1999, warrants to purchase 750,000 shares of common stock had been issued and were outstanding. As of December 31, 1999, options to purchase 780,000 shares of common stock had been granted in connection with the 1999 Stock Option Plan with exercise prices ranging from $.01 to $3.75 per share vesting over periods ranging from immediate to five years. A warrant to purchase 200,000 shares of common stock, issued May 14, 1999 was exercised on September 30, 1999. Except when exercised, these warrants and options were not included in the computation of diluted earnings per share because the warrants and options had an anti-dilutive effect on earnings per share.

As of October 1, 1999, the Company issued 250,000 shares in connection with its acquisition of Residential Lenders, Inc. In the Pro Forma information above, these shares were considered as issued on April 1, 1999.

Fully diluted weighted average shares outstanding on a Pro Forma basis are 12,135,054. This number of shares gives effect to warrants and options when issued, except for warrants to purchase 300,000 shares issued in connection with the acquisition of Occidental Mortgage Corporation, which in this calculation were considered issued on April 1, 1999.